February 7, 2019

Christine A. Russell
Chief Financial Officer
PDF Solutions, Inc.
2858 De La Cruz Blvd.
Santa Clara, California 95050

       Re: PDF Solutions Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 000-31311

Dear Ms. Russell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services